FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

26 September 2025

HSBC HOLDINGS PLC

GROUP CHAIR SUCCESSION

HSBC Holdings plc ('HSBC' or the 'Company') today confirms that Brendan Nelson will assume the role of Interim Group Chair with effect from 1 October 2025.

As committed in the Company's announcement on 6 June 2025, the Company confirms that Brendan Nelson will receive a fee of £1.5m per annum in line with the Directors' Remuneration Policy approved by shareholders at the 2025 AGM. Brendan will receive no additional director fees during this period in respect of his other roles on the Company, and its subsidiary HSBC UK Bank plc, boards during his tenure as Interim Group Chair.

Brendan and Sir Mark Tucker, who will step down as Group Chairman and from the Board on 30 September 2025, have undertaken a thorough handover process, in line with regulatory requirements, over recent months to support a smooth transition of responsibilities.

The process to select the permanent HSBC Group Chair, led by Ann Godbehere, Senior Independent Director, is ongoing. The Company will provide further updates on this succession process in due course.

As previously announced, Sir Mark will remain as a strategic adviser to the Group CEO and the Board whilst the process to identify a permanent successor continues.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†
*  Non-executive Group Chairman
†  Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,214bn at 30 June 2025, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to:

Heidi Ashley          +44 (0) 7920 254057          heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 September 2025